Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

	Nine months Ended September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income before income taxes	$3,793	$3,366	$5,015	$431	$6,510	$6,075
Add: Interest expense	260	445	442	246	211	172
Add: Interest factor in rental expense	146	207	278	296	304	281

Total earnings	$4,199	$4,018	$5,735	$973	$7,025	$6,528

Fixed charges:
Interest expense	$260	$445	$442	$246	$211	$172
Interest capitalized	14	37	48	67	48	32
Interest factor in rental expense	146	207	278	296	304	281

Total fixed charges	$420	$689	$768	$609	$563	$485

Ratio of earnings to fixed charges	10.0	5.8	7.5	1.6	12.5	13.5